December 1, 2025

Megan E. Schreiner
Interim Chief Financial Officer
Sterling Real Estate Trust
d/b/a Sterling Multifamily Trust
4340 18th Ave S., Suite 200
Fargo, ND 58103

        Re: Sterling Real Estate Trust
            Form 10-K for the Year Ended December 31, 2024
            File No. 000-54295
Dear Megan E. Schreiner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction